SingTel

Singapore
31 Exeter
Republic (
Tel : +65 8
Fax : +65
Email : con...
Website : www.singtel.com

02015440

ZCNSE C/T1/88/11/CT/tk

SEC File No: 82-3622

30 January 2002

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

FEB 25 2002

Dear Sir/Madam

SINGAPORE TELECOM'S SUBMISSION TO SEC

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecom to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Christina Tan (Ms)
Legal Counsel

Encs.

dw 2/27

MASNET No. 9 OF 30.01.2002
Announcement No. 9

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	29/01/2002
Date of change of interest:	29/01/2002
Name of registered holder:	United Overseas Bank Nominees Pte. Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	583,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7222
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	986,480,141	
% of issued share capital:	5.53	
No. of shares held after change:	987,063,141	
% of issued share capital:	5.54	
Total shares:	987,063,141	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 30/01/2002, the date of receipt of notice, to the SGX

MASNET No. 54 OF 29.01.2002
Announcement No. 56

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	28/01/2002
Date of change of interest:	28/01/2002
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	3,713,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7500
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	982,767,141	
% of issued share capital:	5.51	
No. of shares held after change:	986,480,141	
% of issued share capital:	5.53	
Total shares:	986,480,141	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 29/01/2002, the date of receipt of notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	28/01/2002
Date of change of interest:	28/01/2002
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were disposed of through an open market sale at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	(565,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7085
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	983,332,141	
% of issued share capital:	5.52	
No. of shares held after change:	982,767,141	
% of issued share capital:	5.51	
Total shares:	982,767,141	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 29/01/2002, the date of receipt of notice, to the SGX

MASNET No. 52 OF 29.01.2002
Announcement No. 54

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	28/01/2002
Date of change of interest:	28/01/2002
Name of registered holder:	DBS Nominees Pte. Ltd.-1,111,000 shares Raffles Nominees Pte. Ltd.-92,000 shares
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	1,203,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7516
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	982,129,141	
% of issued share capital:	5.51	
No. of shares held after change:	983,332,141	
% of issued share capital:	5.52	
Total shares:	983,332,141	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 29/01/2002, the date of receipt of notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	28/01/2002
Date of change of interest:	25/01/2002
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	5,000,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.6983
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	977,129,141	
% of issued share capital:	5.48	
No. of shares held after change:	982,129,141	
% of issued share capital:	5.51	
Total shares:	982,129,141	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 29/01/2002, the date of receipt of notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	28/01/2002
Date of change of interest:	25/01/2002
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(4,801)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	8,264,009	12,034,325,686
% of issued share capital:	0.05	67.51
No. of shares held after change:	8,264,009	12,034,320,885
% of issued share capital:	0.05	67.51
Total shares:	8,264,009	12,034,320,885

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 29/01/2002, the date of receipt of the notice, to the SGX

MASNET No. 19 OF 28.01.2002
Announcement No. 21

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	25/01/2002
Date of change of interest:	24/01/2002
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(3,631)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	8,264,009	12,034,329,317
% of issued share capital:	0.05	67.51
No. of shares held after change:	8,264,009	12,034,325,686
% of issued share capital:	0.05	67.51
Total shares:	8,264,009	12,034,325,686

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 28/01/2002, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	25/01/2002
Date of change of interest:	24/01/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(150,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.67000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	8,414,009	12,034,329,317
% of issued share capital:	0.05	67.51
No. of shares held after change:	8,264,009	12,034,329,317
% of issued share capital:	0.05	67.51
Total shares:	8,264,009	12,034,329,317

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 28/01/2002, the date of receipt of the notice, to the SGX

MASNET No. 15 OF 28.01.2002
Announcement No. 15

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	25/01/2002
Date of change of interest:	25/01/2002
Name of registered holder:	ABN Amro Bank, Singapore-145,000 shares DBS Nominees Pte. Ltd.-131,000 shares
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	276,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7085
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	976,853,141	
% of issued share capital:	5.48	
No. of shares held after change:	977,129,141	
% of issued share capital:	5.48	
Total shares:	977,129,141	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 28/01/2002, the date of receipt of notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	24/01/2002
Date of change of interest:	22/01/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interet - Matched Book Trade

Shares held in the name of registered holder

No. of shares of the change:	1,000,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	7,414,009	12,034,329,317
% of issued share capital:	0.04	67.51
No. of shares held after change:	8,414,009	12,034,329,317
% of issued share capital:	0.05	67.51
Total shares:	8,414,009	12,034,329,317

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 25/01/2002 to the SGX

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	24/01/2002
Date of change of interest:	21/01/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interet - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(250,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.69000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	7,664,009	12,034,329,317
% of issued share capital:	0.04	67.51
No. of shares held after change:	7,414,009	12,034,329,317
% of issued share capital:	0.04	67.51
Total shares:	7,414,009	12,034,329,317

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 25/01/2002 to the SGX

MASNET No. 14 OF 24.01.2002
Announcement No. 15

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	23/01/2002
Date of change of interest:	23/01/2002
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were disposed of through an open market sale at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	(581,960)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.6700
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	977,435,101	
% of issued share capital:	5.48	
No. of shares held after change:	976,853,141	
% of issued share capital:	5.48	
Total shares:	976,853,141	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 24/01/2002, the date of receipt of notice, to the SGX

MASNET No. 22 OF 23.01.2002
Announcement No. 22

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	22/01/2002
Date of change of interest:	21/01/2002
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(270)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	7,664,009	12,034,329,587
% of issued share capital:	0.05	67.51
No. of shares held after change:	7,664,009	12,034,329,317
% of issued share capital:	0.04	67.51
Total shares:	7,664,009	12,034,329,317

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 23/01/2002, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	22/01/2002
Date of change of interest:	17/01/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Matched Book Trade

Shares held in the name of registered holder

No. of shares of the change:	(2,000,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,664,009	12,034,329,587
% of issued share capital:	0.05	67.51
No. of shares held after change:	7,664,009	12,034,329,587
% of issued share capital:	0.04	67.51
Total shares:	7,664,009	12,034,329,587

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 23/01/2002, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	22/01/2002
Date of change of interest:	17/01/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Purchase

Shares held in the name of registered holder

No. of shares of the change:	100,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.67000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,564,009	12,034,329,587
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,664,009	12,034,329,587
% of issued share capital:	0.05	67.51
Total shares:	9,664,009	12,034,329,587

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 23/01/2002, the date of receipt of the notice, to the SGX

MASNET No. 19 OF 23.01.2002
Announcement No. 19

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	22/01/2002
Date of change of interest:	16/01/2002
Name of registered holder:	CDP : DBS Vickers SEC
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Purchase

Shares held in the name of registered holder

No. of shares of the change:	24,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.69000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,540,009	12,034,329,587
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,564,009	12,034,329,587
% of issued share capital:	0.05	67.51
Total shares:	9,564,009	12,034,329,587

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 23/01/2002, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	21/01/2002
Date of change of interest:	18/01/2002
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(70)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,540,009	12,034,329,657
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,540,009	12,034,329,587
% of issued share capital:		67.51
Total shares:	9,540,009	12,034,329,587

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 22/01/2002, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	18/01/2002
Date of change of interest:	15/01/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Purchase

Shares held in the name of registered holder

No. of shares of the change:	30,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.69000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,510,009	12,034,329,657
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,540,009	12,034,329,657
% of issued share capital:	0.05	67.51
Total shares:	9,540,009	12,034,329,657

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 21/01/2002, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	18/01/2002
Date of change of interest:	15/01/2002
Name of registered holder:	CDP : DBS Vickers SEC
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Error in Trade

Shares held in the name of registered holder

No. of shares of the change:	(24,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.69000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,534,009	12,034,329,657
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,510,009	12,034,329,657
% of issued share capital:	0.05	67.51
Total shares:	9,510,009	12,034,329,657

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 21/01/2002, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	17/01/2002
Date of change of interest:	16/01/2002
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(3,160)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,534,009	12,034,332,817
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,534,009	12,034,329,657
% of issued share capital:	0.05	67.51
Total shares:	9,534,009	12,034,329,657

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 18/01/2002, the date of receipt of the notice, to the SGX

MASNET No. 15 OF 18.01.2002
Announcement No. 15

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	17/01/2002
Date of change of interest:	17/01/2002
Name of registered holder:	ABN Amro Bank, Singapore - 55,000 shares DBS Nominees Pte. Ltd. - 1,597,000 shares United Overseas Bank Nominees Pte. Ltd. - 42,000 shares
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	1,694,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.6737
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	975,741,101	
% of issued share capital:	5.47	
No. of shares held after change:	977,435,101	
% of issued share capital:	5.48	
Total shares:	977,435,101	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 18/01/2002, the date of receipt of notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	16/01/2002
Date of change of interest:	16/01/2002
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	725,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.6871
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	975,016,101	
% of issued share capital:	5.47	
No. of shares held after change:	975,741,101	
% of issued share capital:	5.47	
Total shares:	975,741,101	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

MASNET No. 11 OF 17.01.2002
Announcement No. 11

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	16/01/2002
Date of change of interest:	15/01/2002
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(50)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,534,009	12,034,332,867
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,534,009	12,034,332,817
% of issued share capital:	0.05	67.51
Total shares:	9,534,009	12,034,332,817

Temasek Holdings (Private) Limited is deemed to be interesed in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 17/01/2002, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	15/01/2002
Date of change of interest:	15/01/2002
Name of registered holder:	Raffles Nominees (Pte) Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	61,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.6900
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	974,955,101	
% of issued share capital:	5.47	
No. of shares held after change:	975,016,101	
% of issued share capital:	5.47	
Total shares:	975,016,101	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/01/2002, the date of receipt of notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	15/01/2002
Date of change of interest:	14/01/2002
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(260)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,534,009	12,034,333,127
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,534,009	12,034,332,867
% of issued share capital:	0.05	67.51
Total shares:	9,534,009	12,034,332,867

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/01/2002, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	15/01/2002
Date of change of interest:	11/01/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Purchase

Shares held in the name of registered holder

No. of shares of the change:	200,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.70000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,334,009	12,034,333,127
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,534,009	12,034,333,127
% of issued share capital:	0.05	67.51
Total shares:	9,534,009	12,034,333,127

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/01/2002, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	15/01/2002
Date of change of interest:	09/01/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Purchase

Shares held in the name of registered holder

No. of shares of the change:	200,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.73000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,134,009	12,034,333,127
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,334,009	12,034,333,127
% of issued share capital:	0.05	67.51
Total shares:	9,334,009	12,034,333,127

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/01/2002, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	11/01/2002
Date of change of interest:	11/01/2002
Name of registered holder:	HongKong & Shanghai Banking Corp.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	30,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7200
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	974,925,101	
% of issued share capital:	5.47	
No. of shares held after change:	974,955,101	
% of issued share capital:	5.47	
Total shares:	974,955,101	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 15/01/2002, the date of receipt of notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	11/01/2002
Date of change of interest:	08/01/2002
Name of registered holder:	CDP:DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Purchase

Shares held in the name of registered holder

No. of shares of the change:	40,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.75000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,094,009	12,034,333,127
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,134,009	12,034,333,127
% of issued share capital:	0.05	67.51
Total shares:	9,134,009	12,034,333,127

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50

Submitted by Chan Su Shan (Ms), Company Secretary on 14/01/2002, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	10/01/2002
Date of change of interest:	10/01/2002
Name of registered holder:	Raffles Nominees (Pte) Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	265,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7400
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	974,660,101	
% of issued share capital:	5.47	
No. of shares held after change:	974,925,101	
% of issued share capital:	5.47	
Total shares:	974,925,101	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 11/01/2002, the date of receipt of notice, to the SGX

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	10/01/2002
Date of change of interest:	10/01/2002
Name of registered holder:	ABN Amro Bank Singapore
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	38,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7200
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	974,622,101	
% of issued share capital:	5.47	
No. of shares held after change:	974,660,101	
% of issued share capital:	5.47	
Total shares:	974,660,101	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 11/01/2002, the date of recipt of notice, to the SGX

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	08/01/2002
Date of change of interest:	07/01/2002
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(490)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,094,009	12,034,333,617
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,094,009	12,034,333,127
% of issued share capital:	0.05	67.51
Total shares:	9,094,009	12,034,333,127

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50

Submitted by Chan Su Shan (Ms), Company Secretary on 09/01/2002, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	08/01/2002
Date of change of interest:	04/01/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(153,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.76000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,247,009	12,034,333,617
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,094,009	12,034,333,617
% of issued share capital:	0.05	67.51
Total shares:	9,094,009	12,034,333,617

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50

All sales are discretionary sales unless stated otherwise

Submitted by Chan Su Shan (Ms), Company Secretary on 09/01/2002, the date of receipt of the notice, to the SGX

MASNET No. 57 OF 09.01.2002
Announcement No. 58

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	08/01/2002
Date of change of interest:	04/01/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Purchase

Shares held in the name of registered holder

No. of shares of the change:	230,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.75680
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,017,009	12,034,333,617
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,247,009	12,034,333,617
% of issued share capital:	0.05	67.51
Total shares:	9,247,009	12,034,333,617

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50

Submitted by Chan Su Shan (Ms), Company Secretary on 09/01/2002, the date of receipt of the notice, to the SGX

MASNET No. 64 OF 08.01.2002
Announcement No. 69

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	07/01/2002
Date of change of interest:	03/01/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Purchase

Shares held in the name of registered holder

No. of shares of the change:	124,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.74000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	8,893,009	12,034,333,617
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,017,009	12,034,333,617
% of issued share capital:	0.05	67.51
Total shares:	9,017,009	12,034,333,617

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50

Submitted by Chan Su Shan (Ms), Company Secretary on 08/01/2002, the date of receipt of the notice, to the SGX

MASNET No. 63 OF 08.01.2002
Announcement No. 68

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	07/01/2002
Date of change of interest:	02/01/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(300,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.75000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,193,009	12,034,333,617
% of issued share capital:	0.05	67.51
No. of shares held after change:	8,893,009	12,034,333,617
% of issued share capital:	0.05	67.51
Total shares:	8,893,009	12,034,333,617

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50

All sales are discretionary sales unless stated otherwise

Submitted by Chan Su Shan (Ms), Company Secretary on 08/01/2002, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	04/01/2002
Date of change of interest:	03/01/2002
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(840)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,193,009	12,034,334,457
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,193,009	12,034,333,617
% of issued share capital:	0.05	67.51
Total shares:	9,193,009	12,034,333,617

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap.50

Submitted by Chan Su Shan (Ms), Company Secretary on 07/01/2002, the date of receipt of the notice, to the SGX

MASNET No. 19 OF 07.01.2002
Announcement No. 19

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	04/01/2002
Date of change of interest:	04/01/2002
Name of registered holder:	Raffles Nominees (Pte) Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an off market transaction.

Shares held in the name of registered holder

No. of shares of the change:	851,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7400
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	**Direct**
No. of shares held before change:	973,771,101	
% of issued share capital:	5.46	
No. of shares held after change:	974,622,101	
% of issued share capital:	5.47	
Total shares:	974,622,101	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 07/01/2002, the date of receipt of notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	04/01/2002
Date of change of interest:	04/01/2002
Name of registered holder:	DBS Nominees Pte. Ltd. - 1,827,000 shares Raffles Nominees (Pte) Ltd. - 351,000 shares United Overseas Bank Nominees (Private) Ltd. - 525,000 shares
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	2,703,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7600
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	971,068,101	
% of issued share capital:	5.45	
No. of shares held after change:	973,771,101	
% of issued share capital:	5.46	
Total shares:	973,771,101	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 07/01/2002, the date of receipt of notice, to

Submitted by Chan Su Shan (Ms), Company Secretary on 17/01/2002, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	03/01/2002
Date of change of interest:	28/12/2001
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(100,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.76000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,293,009	12,034,334,457
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,193,009	12,034,334,457
% of issued share capital:	0.05	67.51
Total shares:	9,193,009	12,034,334,457

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50

All sales are discretionary sales unless stated otherwise

Submitted by Chan Su Shan (Ms), Company Secretary on 04/01/2002, the date of receipt of the notice, to the SGX

MASNET No. 5 OF 04.01.2002
Announcement No. 5

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	03/01/2002
Date of change of interest:	03/012002
Name of registered holder:	United Overseas Bank Nominees (Private) Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	250,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7578
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	970,818,101	
% of issued share capital:	5.45	
No. of shares held after change:	971,068,101	
% of issued share capital:	5.45	
Total shares:	971,068,101	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 04/01/2002, the date of receipt of notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	03/01/2002
Date of change of interest:	03/01/2002
Name of registered holder:	DBS Nominees Pte. Ltd. - 1,938,000 shares Raffles Nominees (Pte) Ltd. - 2,049,400 shares
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an off market transaction.

Shares held in the name of registered holder

No. of shares of the change:	3,987,400
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7600
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	966,830,701	
% of issued share capital:	5.42	
No. of shares held after change:	970,818,101	
% of issued share capital:	5.45	
Total shares:	970,818,101	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 04/01/2002, the date of receipt of notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	03/01/2002
Date of change of interest:	03/01/2002
Name of registered holder:	DBS Nominees Pte. Ltd. - 780,000 shares Raffles Nominees (Pte) Ltd. - 103,000 shares
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	883,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7514
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	**Direct**
No. of shares held before change:	965,947,701	
% of issued share capital:	5.42	
No. of shares held after change:	966,830,701	
% of issued share capital:	5.42	
Total shares:	966,830,701	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 04/01/2002, the date of receipt of notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	02/01/2002
Date of change of interest:	28/12/2001
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(7,389)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,293,009	12,034,341,846
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,293,009	12,034,334,457
% of issued share capital:	0.05	67.51
Total shares:	9,293,009	12,034,334,457

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50

Submitted by Chan Su Shan (Ms), Company Secretary on 03/01/2002, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	02/01/2002
Date of change of interest:	02/01/2002
Name of registered holder:	DBS Nominees Pte. Ltd. - 308,000 shares Raffles Nominees (Pte) Ltd. - 113,000 shares United Overseas Bank Nominees (Private) Ltd. - 154,000 shares
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	575,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7578
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	965,372,701	
% of issued share capital:	5.42	
No. of shares held after change:	965,947,701	
% of issued share capital:	5.42	
Total shares:	965,947,701	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan, Company Secretary on 03/01/2002, the date of receipt of notice, to the

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	02/01/2002
Date of change of interest:	02/01/2002
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were disposed of through an off-market transaction - withdrawal of shares from a client account.

Shares held in the name of registered holder

No. of shares of the change:	(22,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	965,394,701	
% of issued share capital:	5.42	
No. of shares held after change:	965,372,701	
% of issued share capital:	5.42	
Total shares:	965,372,701	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan, Company Secretary on 03/01/2002, the date of receipt of notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	28/12/2001
Date of change of interest:	27/12/2001
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(100,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.75000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,393,009	12,034,341,846
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,293,009	12,034,341,846
% of issued share capital:	0.05	67.51
Total shares:	9,293,009	12,034,341,846

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 31/12/2001, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	18/12/2001
Date of change of interest:	18/12/2001
Name of registered holder:	DBS Nominees Pte. Ltd. - 86,000 shares Raffles Nominees Pte. Ltd. - 149,000 shares United Overseas Bank Nominees Pte. Ltd. - 204,000 shares
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	439,000
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7289
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	958,318,701	
% of issued share capital:	5.38	
No. of shares held after change:	958,757,701	
% of issued share capital:	5.38	
Total shares:	958,757,701	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 19/12/2001, the date of receipt of notice, to the SGX

MASNET No. 11 OF 19.12.2001
Announcement No. 11

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	14/12/2001
Date of change of interest:	13/12/2001
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(2,848)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,538,009	12,034,349,878
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,538,009	12,034,349,878
% of issued share capital:	0.05	67.51
Total shares:	9,538,009	12,034,347,030

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 19/12/2001 to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	14/12/2001
Date of change of interest:	12/12/2001
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(60,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.76000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,598,009	12,034,349,878
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,538,009	12,034,349,878
% of issued share capital:	0.05	67.51
Total shares:	9,538,009	12,034,349,878

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 19/12/2001 to the SGX

MASNET No. 16 OF 18.12.2001
Announcement No. 16

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	14/12/2001
Date of change of interest:	14/12/2001
Name of registered holder:	United Overseas Bank Nominees Pte. Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	1,316,000
% of issued share capital:	0.01
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7332
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	957,002,701	
% of issued share capital:	5.37	
No. of shares held after change:	958,318,701	
% of issued share capital:	5.38	
Total shares:	958,318,701	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 18/12/2001, the date of receipt of notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	13/12/2001
Date of change of interest:	11/12/2001
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Purchase

Shares held in the name of registered holder

No. of shares of the change:	114,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.74000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,484,009	12,034,353,539
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,598,009	12,034,353,539
% of issued share capital:	0.05	67.51
Total shares:	9,598,009	12,034,353,539

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 14/12/2001, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder: Temasek Holdings (Private) Limited

Date of notice to company: 13/12/2001

Date of change of interest: 12/12/2001

Name of registered holder: CDP : Temasek Holdings (Pte) Ltd

Circumstance giving rise to the change: Others
Please specify details: Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(3,661)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,598,009	12,034,353,539
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,598,009	12,034,349,878
% of issued share capital:	0.05	67.51
Total shares:	9,598,009	12,034,349,878

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 14/12/2001, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	13/12/2001
Date of change of interest:	13/12/2001
Name of registered holder:	DBS Nominees Pte. Ltd. - 1,251,000 shares HSBC (Singapore) Nominees Pte. Ltd. - 115,000 shares Raffles Nominees Pte. Ltd. - 1,505,000 shares United Overseas Bank Nominees Pte. Ltd. - 147,000 shares
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	3,018,000
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7600
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	953,984,701	
% of issued share capital:	5.35	
No. of shares held after change:	957,002,701	
% of issued share capital:	5.37	
Total shares:	957,002,701	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 14/12/2001, the date of receipt of notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	12/12/2001
Date of change of interest:	12/12/2001
Name of registered holder:	DBS Nominees Pte. Ltd. - 1,576,000 shares HSBC (Singapore) Nominees Pte. Ltd. - 58,000 shares Raffles Nominees Pte. Ltd. - 1,179,000 shares United Overseas Bank Nominees Pte. Ltd. - 161,000 shares
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	2,974,000
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7600
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	951,010,701	
% of issued share capital:	5.34	
No. of shares held after change:	953,984,701	
% of issued share capital:	5.35	
Total shares:	953,984,701	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 13/12/2001, the date of receipt of notice, to the SGX

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	12/12/2001
Date of change of interest:	10/12/2001
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(39,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.74550
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,523,009	12,034,353,539
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,484,009	12,034,353,539
% of issued share capital:	0.05	67.51
Total shares:	9,484,009	12,034,353,539

Temasek Holdings (Private) Limited is deemed to be interested in these share under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 13/12/2001, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	12/12/2001
Date of change of interest:	07/12/2001
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(40,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.77000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,563,009	12,034,353,539
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,523,009	12,034,353,539
% of issued share capital:	0.05	67.51
Total shares:	9,523,009	12,034,353,539

Temasek Holdings (Private) Limited is deemed to be interested in these share under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 13/12/2001, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	12/12/2001
Date of change of interest:	07/12/2001
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Purchase

Shares held in the name of registered holder

No. of shares of the change:	480,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.76000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,083,009	12,034,353,539
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,563,009	12,034,353,539
% of issued share capital:	0.05	67.51
Total shares:	9,563,009	12,034,353,539

Temasek Holdings (Private) Limited is deemed to be interested in these share under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 13/12/2001, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	12/12/2001
Date of change of interest:	05/12/2001
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(90,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.75000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,173,009	12,034,353,539
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,083,009	12,034,353,539
% of issued share capital:	0.05	67.51
Total shares:	9,083,009	12,034,353,539

Temasek Holdings (Private) Limited is deemed to be interested in these share under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 13/12/2001, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	11/12/2001
Date of change of interest:	11/12/2001
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were disposed of through an open market sale at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	(25,000)
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7500
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	951,035,701	
% of issued share capital:	5.34	
No. of shares held after change:	951,010,701	
% of issued share capital:	5.34	
Total shares:	951,010,701	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 12/12/2001, the date of receipt of notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	11/12/2001
Date of change of interest:	11/12/2001
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	64,000
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7400
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	950,971,701	
% of issued share capital:	5.33	
No. of shares held after change:	951,035,701	
% of issued share capital:	5.34	
Total shares:	951,035,701	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 12/12/2001, the date of receipt of notice, to the

MASNET No. 20 OF 12.12.2001
Announcement No. 27

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	11/12/2001
Date of change of interest:	07/12/2001
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(31,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.76030
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,204,009	12,034,353,539
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,173,009	12,034,353,539
% of issued share capital:	0.05	67.51
Total shares:	9,173,009	12,034,353,539

Temasek Holdings (Private) Limited is deemed to be interested in these share under Section 7 of the Companies Act, Acp. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 12/12/2001, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	07/12/2001
Date of change of interest:	07/12/2001
Name of registered holder:	United Overseas Bank Nominees Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	125,000
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7622
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	950,846,701	
% of issued share capital:	5.33	
No. of shares held after change:	950,971,701	
% of issued share capital:	5.33	
Total shares:	950,971,701	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	07/12/2001
Date of change of interest:	07/12/2001
Name of registered holder:	Raffles Nominees Pte. Ltd.-250,800 shares United Overseas Bank Nominees Ltd.-1,415,000 shares
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an off market transaction.

Shares held in the name of registered holder

No. of shares of the change:	1,665,800
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7600
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	949,180,901	
% of issued share capital:	5.32	
No. of shares held after change:	950,846,701	
% of issued share capital:	5.33	
Total shares:	950,846,701	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 10/12/2001, the date of receipt of notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	10/12/2001
Date of change of interest:	06/12/2001
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(210)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,204,009	12,034,353,749
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,204,009	12,034,353,539
% of issued share capital:	0.05	67.51
Total shares:	9,204,009	12,034,353,539

Temasek Holdings (Private) Limited is deemed to be interested in these share under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 10/12/2001, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests - AMENDED COPY

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	06/12/2001
Date of change of interest:	05/12/2001
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(4,400)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,204,009	12,034,358,149
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,204,009	12,034,353,749
% of issued share capital:	0.05	67.51
Total shares:	9,204,009	12,034,353,749

Temasek Holdings (Private) Limited is deemed to be interested in these share under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 10/12/2001 to the SGX

MASNET No. 21 OF 07.12.2001
Announcement No. 21

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	06/12/2001
Date of change of interest:	06/12/2001
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	380,000
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7600
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	948,800,901	
% of issued share capital:	5.32	
No. of shares held after change:	949,180,901	
% of issued share capital:	5.32	
Total shares:	949,180,901	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 07/12/2001, the date of receipt of notice, to the

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	06/12/2001
Date of change of interest:	05/12/2001
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(4,400)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,204,009	12,034,358,149
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,204,009	12,034,358,149
% of issued share capital:	0.05	67.51
Total shares:	9,204,009	12,034,353,749

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 07/12/2001, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	06/12/2001
Date of change of interest:	04/12/2001
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change;	Others
Please specify details:	Deemed Interest - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(30,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.74000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,234,009	12,034,358,149
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,204,009	12,034,358,149
% of issued share capital:	0.05	67.51
Total shares:	9,204,009	12,034,358,149

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 07/12/2001, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	06/12/2001
Date of change of interest:	04/12/2001
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Purchase

Shares held in the name of registered holder

No. of shares of the change:	210,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.72290
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,024,009	12,034,358,149
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,234,009	12,034,358,149
% of issued share capital:	0.05	67.51
Total shares:	9,234,009	12,034,358,149

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 07/12/2001, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	20/12/2001
Date of change of interest:	20/12/2001
Name of registered holder:	DBS Nominees Pte. Ltd. - 65,000 shares Raffles Nominees Pte. Ltd. - 29,000 shares United Overseas Bank Nominees Pte. Ltd. - 54,000 shares
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	148,000
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7420
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	962,253,701	
% of issued share capital:	5.4	
No. of shares held after change:	962,401,701	
% of issued share capital:	5.4	
Total shares:	962,401,701	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 21/12/2001, the date of receipt of notice,

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	19/12/2001
Date of change of interest:	18/12/2001
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(200)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,588,009	12,034,342,966
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,588,009	12,034,342,766
% of issued share capital:	0.05	67.51
Total shares:	9,588,009	12,034,342,766

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 20/12/2001, the date of receipt of the notice, to the SGX

MASNET No. 59 OF 20.12.2001
Announcement No. 59

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	19/12/2001
Date of change of interest:	13/12/2001
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Purchase

Shares held in the name of registered holder

No. of shares of the change:	50,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.74000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,538,009	12,034,342,966
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,588,009	12,034,342,966
% of issued share capital:	0.05	67.51
Total shares:	9,588,009	12,034,342,966

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 20/12/2001, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	19/12/2001
Date of change of interest:	19/12/2001
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an off market transaction.

Shares held in the name of registered holder

No. of shares of the change:	3,300,000
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7400
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	958,953,701	
% of issued share capital:	5.38	
No. of shares held after change:	962,253,701	
% of issued share capital:	5.4	
Total shares:	962,253,701	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 20/12/2001, the date of receipt of notice, to the SGX

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	19/12/2001
Date of change of interest:	19/12/2001
Name of registered holder:	Deutsche Bank AG, Singapore Branch
Circumstance giving rise to the change:	Others
Please specify details:	These shares were disposed of through an off market transaction.

Shares held in the name of registered holder

No. of shares of the change:	(34,000)
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7500
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	958,987,701	
% of issued share capital:	5.38	
No. of shares held after change:	958,953,701	
% of issued share capital:	5.38	
Total shares:	958,953,701	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 20/12/2001, the date of receipt of notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	19/12/2001
Date of change of interest:	19/12/2001
Name of registered holder:	DBS Nominees Pte. Ltd. - 89,000 shares Raffles Nominees Pte. Ltd. - 58,000 shares United Overseas Bank Nominees Pte. Ltd. - 83,000 shares
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	230,000
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7388
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	958,757,701	
% of issued share capital:	5.38	
No. of shares held after change:	958,987,701	
% of issued share capital:	5.38	
Total shares:	958,987,701	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 20/12/2001, the date of receipt of notice,

MASNET No. 49 OF 19.12.2001
Announcement No. 50

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	18/12/2001
Date of change of interest:	14/12/2001
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(4,064)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	**Direct**
No. of shares held before change:	9,538,009	12,034,347,030
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,538,009	12,034,342,966
% of issued share capital:	0.05	67.51
Total shares:	9,538,009	12,034,342,966

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 19/12/2001, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	28/12/2001
Date of change of interest:	27/12/2001
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(510)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,393,009	12,034,342,356
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,393,009	12,034,341,846
% of issued share capital:	0.05	67.51
Total shares:	9,393,009	12,034,341,846

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 31/12/2001, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	28/12/2001
Date of change of interest:	26/12/2001
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(60)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	**Direct**
No. of shares held before change:	9,393,009	12,034,342,416
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,393,009	12,034,342,356
% of issued share capital:	0.05	67.51
Total shares:	9,393,009	12,034,342,356

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 31/12/2001, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	28/12/2001
Date of change of interest:	26/12/2001
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(225,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.74290
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,618,009	12,034,342,416
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,393,009	12,034,342,416
% of issued share capital:	0.05	67.51
Total shares:	9,393,009	12,034,342,416

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 31/12/2001, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	28/12/2001
Date of change of interest:	21/12/2001
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Purchase

Shares held in the name of registered holder

No. of shares of the change:	40,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.72000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,578,009	12,034,342,416
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,618,009	12,034,342,416
% of issued share capital:	0.05	67.51
Total shares:	9,618,009	12,034,342,416

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 31/12/2001, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	24/12/2001
Date of change of interest:	21/12/2001
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(350)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,578,009	12,034,342,766
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,578,009	12,034,342,416
% of issued share capital:	0.05	67.51
Total shares:	9,578,009	12,034,342,416

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 26.12.2001, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	24/12/2001
Date of change of interest:	24/12/2001
Name of registered holder:	DBS Nominees Pte. Ltd.-44,000 shares Raffles Nominees Pte. Ltd.-95,000 shares
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through n open market purchse at shareholders discretion.

Shares held in the name of registered holder

No. of shares of the change:	139,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.73
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	**Direct**
No. of shares held before change:	965,255,701	
% of issued share capital:	5.41	
No. of shares held after change:	965,394,701	
% of issued share capital:	5.42	
Total shares:	965,394,701	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 26/12/2001, the date of receipt of notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	21/12/2001
Date of change of interest:	20/12/2001
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(50,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.75000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,628,009	12,034,342,766
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,578,009	12,034,342,766
% of issued share capital:	0.05	67.51
Total shares:	9,578,009	12,034,342,766

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 24/12/2001, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	21/12/2001
Date of change of interest:	21/12/2001
Name of registered holder:	DBS Nominees Pte. Ltd.-139,000 shares Raffles Nominees Pte. Ltd.-37,000 shares United Overseas Bank Nominees Pte. Ltd.-68,000 shares
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market purchase at shareholders discretion.

Shares held in the name of registered holder

No. of shares of the change:	244,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.7210
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	965,011,701	
% of issued share capital:	5.41	
No. of shares held after change:	965,255,701	
% of issued share capital:	5.41	
Total shares:	965,255,701	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 24/12/2001, the date of receipt of notice, to the SGX

MASNET No. 13 OF 24.12.2001
Announcement No. 13

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	21/12/2001
Date of change of interest:	21/12/2001
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through off market transactions.

Shares held in the name of registered holder

No. of shares of the change:	548,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.73
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	964,463,701	
% of issued share capital:	5.41	
No. of shares held after change:	965,011,701	
% of issued share capital:	5.41	
Total shares:	965,011,701	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 24/12/2001, the date of receipt of notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	21/12/2001
Date of change of interest:	21/12/2001
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through off market transactions.

Shares held in the name of registered holder

No. of shares of the change:	2,062,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.74
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	962,401,701	
% of issued share capital:	5.4	
No. of shares held after change:	964,463,701	
% of issued share capital:	5.41	
Total shares:	964,463,701	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	20/12/2001
Date of change of interest:	18/12/2001
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Purchase

Shares held in the name of registered holder

No. of shares of the change:	40,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.72000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,588,009	12,034,342,766
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,628,009	12,034,342,766
% of issued share capital:	0.05	67.51
Total shares:	9,628,009	12,034,342,766

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 21/12/2001, the date of receipt of the notice, to the SGX

Submitted by Chan Su Shan (Ms), Company Secretary on 24/12/2001, the date of receipt of notice, to the SGX